Filed pursuant to Rule 497(a)
File No. 333-259996
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Income Real Estate Fund

Inception date: Apr 1, 2022 | Net assets: $567M

Open | Real Estate

Our Income Real Estate Fund is designed to deliver high current yields from a diversified portfolio of our most favored real estate backed fixed income strategies, which is primarily gap financing to stabilized and ground-up multifamily and to the acquisition and development of housing in the Sunbelt. The Income Real Estate Fund is also heavily focused on capitalizing on the current dislocation in real estate credit markets, as described in depth by our Great Deleveraging thesis.

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53
active properties
Subject Property

Fund Overview

Objective	Cash flow
Geographic focus	National
Current NAV per share	$9.98
Current distribution rate[1]	8.02%
Tax reporting	Form 1099-DIV

The Income Real Estate Fund aims to generate consistent high yields for income focused investors by deploying capital into a diversified portfolio of real estate debt investments with a particular focus on residential real estate in the Sunbelt region.

The aftereffects of a 15-year expansionary monetary policy, combined with the recent dramatic rise in interest rates, have led to a once-in-a-decade investment opportunity in real estate credit. (See The Great Deleveraging for more details). As such, the Income Real Estate Fund seeks to take advantage of this current market dislocation by identifying and deploying capital into credit investments with attractive risk-adjusted returns, lending capital to experienced borrowers who need bridge loans or gap financing for high-quality assets in attractive locations.

Investment strategy drivers:

- Residential lending program: Our residential lending program provides flexible and competitive senior loans, mezzanine debt, and senior preferred equity for residential real estate, with a focus on multifamily and build-for-rent (BFR) single family communities. This structured lending program seeks to mitigate risk by lending senior to the borrower's equity, typically making investments at 65% to 80% of loan-to-value (LTV) .
- Homebuilder financing: Our homebuilder financing program focuses on lending to some of the largest single-family homebuilders in the country. Demographic shifts (aging millennials, household formation) and lifestyle trends (migration to warmer, more affordable locations) combined with a lack of affordable housing, is setting the stage for continued strong demand for housing. By partnering with major homebuilders across the country, we are able to invest with best-in-class partners in the most attractive locations.
- Opportunistic lending: In certain scenarios, the Fund will also take advantage of dislocations in markets as a result of changing economic conditions in order to deploy capital opportunistically across various asset classes and markets where we believe the risk-adjusted return is particularly attractive or mispriced.

Growth of a $10,000 investment

VALUE

$10,818.04

Since Apr 2022



2023

Dividends on a $10,000 investment

DIVIDEND AMOUNT

$207.26

Q1 2023


2023

Historical net returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2023													
NAV at end of period	$10.02	$10.00	$10.01	$10.00	$10.00								$10.00
Dividend	0.8%	0.7%	0.6%	0.6%	0.7%								
Appreciation	0.2%	-0.2%	0.1%	-0.1%	0.0%								
Total return	**1.0%**	**0.5%**	**0.7%**	**0.5%**	**0.7%**								
2022				0.4%	0.4%	0.7%	0.4%	0.4%	0.8%	0.6%	0.6%	0.2%	4.6%

Learn more about the assumptions in this section, or view our full disclosure.

Properties

Property type allocation

Single-family rental	71.3%
Multifamily	28.5%
Other	0.3%

Strategy allocation

Fixed Income	99.1%
Value Add	1.0%

Learn more

53 projects

Recently acquired



Thompson Reserve
San Tan Valley, AZ

STRATEGY Fixed Income | SIZE $9.00M



Multifamily
Glendale, AZ

STRATEGY Fixed Income | SIZE $13.4M



Mason at Daytona Beach
Daytona Beach, FL

STRATEGY Fixed Income | SIZE $20.8M


Progress
Residential
ASHTON WOODS
MDC
HOLDINGS INC.

Asset Backed Securities ...
Multiple locations

STRATEGY Fixed Income | SIZE $50.2M



Multifamily
New River, AZ

STRATEGY Fixed Income | SIZE $15.0M



Multifamily
Fort Worth, TX

STRATEGY Fixed Income | SIZE $6.84M


Subject Property

Cade's Bluff
Mount Juliet, TN

STRATEGY Fixed Income | SIZE $26.8M


Subject Property

Single-family rental
Mount Juliet, TN

STRATEGY Fixed Income | SIZE $28.7M


Subject Property

Single-family rental
Land O'Lakes, FL

STRATEGY Fixed Income | SIZE $52.2M


Subject Property

Single-family rental
Land O'Lakes, FL

STRATEGY Fixed Income | SIZE $15.2M


Subject Property

Single-family rental
Austin, TX

STRATEGY Fixed Income | SIZE $11.1M


Subject Property

Single-family rental
Mount Dora, FL

STRATEGY Fixed Income | SIZE $24.4M

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Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Fundrise Income Real Estate Fund Prospectus
  External link
- Fundrise Income Real Estate Fund Statement of Additional Information
  External link
- Merger's Information Statement / Prospectus
  External link
- Merger's Statement of Additional Information
  External link
- Notice of Repurchase Offer
  PDF attachment
- Income Fund Distribution Notice
  External link
- 2022 Semi-Annual Report
  PDF attachment
- Annual Report for Year-End 2022
  PDF attachment
- Q3 2022 Quarterly Portfolio Holdings
  PDF attachment

[1] Current distribution rate is expressed as a percentage equal to the currently declared distribution amount on an annualized basis (which is calculated by annualizing the current daily cash dividend per share without compounding), divided by the relevant net asset value per share. The current distribution rate shown may be rounded.

A portion of distributions may be a direct result of expense support payments provided by Fundrise Advisors, which are subject to repayment by the Fund within three years. The purpose of this arrangement is to ensure that the Fund bears an appropriate level of expenses. Any such distributions may not be entirely based on investment performance and can only be sustained if positive investment performance is achieved in future periods and/or Fundrise Advisors continues to make such expense support payments. Future repayments will reduce cash otherwise potentially available for distributions. There can be no assurance that such performance will be achieved in order to sustain these distributions. Fundrise Advisors has no obligation to provide expense support payments in future periods.

The Fund may fund distributions from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital, as well as net income from operations, capital and non-capital gains from the sale of assets, dividends or distributions from equity investments and expense support payments from Fundrise Advisors, which are subject to repayment. The sources of distributions may vary periodically. Please refer to the semi-annual or annual reports that will be filed with the SEC for the sources of distributions.

The Fund may be purchased as either part of an investment plan by Fundrise Advisors or individually.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

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